SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Combination of Fit Residencial and Tenda to Strengthen Leadership
in Low Income Segment

-- Customers to Benefit from Expanded Product Offering and Geographic Coverage with Combined Land Bank of R$9.1 Billion --
-- Merger Strengthens Tenda Balance Sheet and Corporate Governance --

São Paulo, September 2, 2008 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, and Construtora Tenda, S.A. (Bovespa: TEND3), Brazil’s leading homebuilder exclusively dedicated to the low income segment, announced an agreement in which Gafisa will combine its wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda. with Tenda in an all-stock transaction with a pro-forma book value of R$1.2 billion to create Brazil’s premier low income homebuilder. After the transaction, Gafisa will hold 60% of the total capital and voting shares of Tenda which will continue to trade on the Novo Mercado of the São Paulo Stock Exchange as an independent company. As a result of the transaction, Tenda will have a strengthened platform for future growth, greater geographic reach and product offerings, one of the largest land banks dedicated to the low income segment and a fortified management team with strong corporate governance practices.

Upon completion of the merger, the combined company will expand its coverage of the lower income market to 4 to 20 times minimum wages, build on its strong presence in 9 states and 77 cities primarily in the metropolitan areas of the South and Southeast and the Federal District by adding a presence in the North, Northeast and Center West regions where Fit Residencial has 18 developments underway in 13 cities. Consumers will benefit from the expanded product offerings to include high rise and low rise properties and increased competitiveness expected from synergies achieved and economies of scale. Tenda’s land bank of R$7.6 billion, reported at the end of the second quarter of 2008, will expand to R$9.1 billion including Fit’s land bank reported at June 30, 2008.

“Fit’s growth opportunities have surpassed our expectations since its’ creation, and Tenda offered a unique opportunity to capitalize on these opportunities more quickly and efficiently, allowing us to obtain a leadership position in this exciting segment. We believe this combination of our two companies dedicated to providing housing to the low income segment in Brazil, both known for execution of high quality products with exceptional brand recognition, will generate significant value added for the shareholders of Gafisa and Tenda," said Wilson Amaral, chief executive officer of Gafisa. "For five decades, Gafisa has been building homes for Brazilians and now is combining its efforts to serve the low income segment through this combination with a recognized leader that has almost 15 years of experience in building for the low income segment. We have created an unparalleled platform for accelerated growth that will benefit this vast segment of the Brazilian population."

“We’re delighted to partner with such strong shareholders and management that bring an extensive network of national partners and vendors as well as a strong track record of implementing best practices," said Henrique Alves Pinto, Tenda chairman and chief executive officer. "With a strengthened balance sheet and enhanced opportunity to access credit, we will continue to build our high quality land bank, accelerate our launches and execute on a strong track record of pre-sales in an underserved marketplace. We believe Fit and Gafisa are the perfect partners to deliver on customers’ needs and further enhance the strong company we have built."

Upon closing of the transaction, terms of the agreement call for Fit Residencial to have a paid-in capital fully subscribed by Gafisa of at least R$420 million and a net cash position of at least R$300 million.

The newly capitalized Tenda will be well-positioned in numerous high-growth markets, with the strongest balance sheet among dedicated lower income homebuilders in Brazil. The combined company will have a pro-forma net cash position of R$398 million, pre-sales of R$903 million and launches of R$1.44 billion for the first half of 2008. The Company will leverage its unique and powerful sales model which includes over 560 dedicated sales people and 38 retail sales locations to accelerate growth, while continuing to focus on the highest quality client service.

Upon closing, the Board of Directors of Tenda will be made up of 5 members appointed by Gafisa, 2 members appointed by HPJO, the current control group of Tenda, and 2 independent members. Completion of the transaction is subject to a legal and financial audit, shareholder approvals by Tenda, and customary regulatory approvals. The boards of directors of both companies unanimously approved the merger. In addition, HPJO will be subject to an 18-month lock-up period, which allows for periodic sales of shares. Rothschild acted as exclusive financial advisor to Gafisa and Fit Residencial, and Banco Modal represented Construtora Tenda.

About Gafisa

We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism.

About Construtora Tenda

Tenda is a residential property developer focused exclusively on the low-income segment and with its own sales force. Tenda has a presence in 9 of Brazil’s largest metropolitan areas and in a total of 77 cities, in areas where the country has high housing deficits, and launched 23,730 units in 2007. Tenda is listed on Bovespa’s Novo Mercado under the ticker TEND3.

Cautionary Statement Concerning Forward-Looking Statements

This document contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “continue” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers; demographic factors and available income; our ability to repay our indebtedness and comply with our financial obligations; our ability to arrange financing and implement our expansion plan; our ability to compete and conduct our businesses in the future; changes in our business; inflation and interest rate fluctuations; changes in the laws and regulations applicable to the real estate market; government interventions, resulting in changes in the economy, taxes, rates or regulatory environment; and other factors that may affect our financial condition, liquidity and results of our operations. The forward-looking statements included in this document are made only as of the date of this release, and except as otherwise required by U.S. federal or Brazilian securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

The management of Gafisa and Tenda will host conference calls on Tuesday, September 2.
The presentations and live webcasts of the conference calls will be available at www.gafisa.com.br/ir.

English	Portuguese
01:00 p.m. US EST	11:00 a.m. US EST
02:00 p.m. Brasília Time	12:00 p.m. Brasília Time
Phone:	Phone:
US: +1 888 700-0802	+55 11 4688-6301
Other countries: +1 786 924-6977	Code: Gafisa
Code: Gafisa
Replay:	Replay:
Phone: +55 11 4688-6312	+55 11 4688-6312
Code: 658	Code: 342

For additional information

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9242
Fax: +55 11 3025-9348
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +1 312 222 9126
Fax: +1 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
Email: patricia.queiroz@maquina.inf.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.